UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CTD Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12642Q 10 1

(CUSIP Number)

April 9, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12642Q 10 1	13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Novit, L.P. I.R.S. IDENTIFICATION NO.: 20-0474523
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12		TYPE OF REPORTING PERSON* PN

CUSIP No. 12642Q 10 1	13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Novit U.S., Inc. I.R.S. IDENTIFICATION NO.: 45-0529566
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 12642Q 10 1	13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Katarzyna Kusmierz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 12642Q 10 1	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer

CTD Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

14120 NW 126th Terrace, Alchua, FL 32615

Item 2(a).	Name of Persons Filing

Novit, L.P. (“Novit”)

Novit U.S., Inc. (“Novit US”)

Katarzyna Kusmierz (“Kusmierz”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address for each of Novit, Novit US and Kusmierz is 966 Hungerford Drive, Rockville, Maryland 20850.

Item 2(c).	Citizenship

Novit is a Maryland limited partnership.

Novit US is a Delaware corporation.

Kusmierz is a citizen of the United States.

Item 2(d).	Title of Class of Securities

This statement on Schedule 13G is being filed with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”) of the Issuer.

Item 2(e).	CUSIP Number

12642Q 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________.

CUSIP No. 12642Q 10 1	13G	Page 6 of 9 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing:

Novit owns 4,000,000 shares of the Issuer’s Common Stock.

Each of Novit US and Kusmierz beneficially own the 4,000,000 shares of the Issuer’s Common Stock owned by Novit. Novit US is the general partner of Novit, and Kusmierz is the trustee of the NAP Trust which is the ultimate beneficial owner of 100% of the outstanding partnership interests of Novit.

(b)	Percent of class:

As of the date of this filing (taking into consideration that 48,562,355 shares of the Issuer’s Common Stock are issued and outstanding as reflected in the Issuer’s 10-K for the year ended December 31, 2013 as filed with the Securities and Exchange Commission on April 4, 2013):

The 4,000,000 shares of the Issuer’s Common Stock beneficially owned by each of Novit, Novit US and Kusmierz constitute 7.6% of the Issuer’s Common Stock outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

Novit, Novit US and Kusmierz share the power to vote or direct the vote of those shares of Common Stock owned by Novit.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

Novit, Novit US and Kusmierz share the power to dispose of or direct the disposition of those shares of Common Stock owned by Novit.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 12642Q 10 1	13G	Page 7 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Janusz Napiorkowski is the beneficiary of the NAP Trust which indirectly owns 100% of the partnership interests of Novit, and in such capacity, together with such trust, has the right to receive dividends from, and proceeds from the sale of, the shares of Common Stock owned by Novit.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 12642Q 10 1	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2014	NOVIT, L.P.
By: Novit U.S., Inc., its General Partner

	By:	/s/ Patrick Ostronic
	Name: Title:	Patrick Ostronic Vice President

Dated: April 29, 2014	NOVIT U.S., INC.

	By:	/s/ Patrick Ostronic
	Name: Title:	Patrick Ostronic Vice President

Dated: April 29, 2014	/s/ Katarzyna Kusmierz
Katarzyna Kusmierz

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 12642Q 10 1	13G	Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: April 29, 2014	NOVIT, L.P.
By: Novit U.S., Inc., its General Partner

	By:	/s/ Patrick Ostronic
	Name: Title:	Patrick Ostronic Vice President

Dated: April 29, 2014	NOVIT U.S., INC.

	By:	/s/ Patrick Ostronic
	Name: Title:	Patrick Ostronic Vice President

Dated: April 29, 2014	/s/ Katarzyna Kusmierz
Katarzyna Kusmierz